UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(3)

of the Securities Exchange Act of 1934

ENDESA AMÉRICAS S.A.

(Name of Subject Company (Issuer))

ENERSIS AMÉRICAS S.A.

ENEL S.p.A.

ENEL IBEROAMÉRICA, S.R.L.

ENEL LATINOAMÉRICA, S.A.

(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29261D 104

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Javier Galán

Enersis Américas S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2353-4510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Chadbourne & Parke LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 408-5100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)
US$241,367,000	US$24,306

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation is calculated as the product of (x) 541,602,343 (which is the sum of the number of Endesa Américas S.A. shares of common stock (“Shares”) represented by American Depositary Shares, each representing 30 Shares, and an estimate of the maximum number of Shares held by U.S. holders) times (y) the purchase price of Ch$300 per Share, in cash, converted to U.S. dollars using an exchange rate of Ch$673.17 to US$1.00, the Observed Exchange Rate (as defined in the Offer to Purchase) as of August 31, 2016.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the transaction valuation times the current fee rate of .0001007).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,306	Filing Party: Enersis Américas S.A.
Form or Registration No.: Schedule TO	Date Filed: September 2, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 4 to the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (this “Schedule TO”) amends and supplements the Schedule TO relating to the offer (the “U.S. Offer”) by Enersis Américas S.A. (“Enersis Américas”), a Chilean publicly held limited liability stock corporation, to purchase:

(i)	all of the issued and outstanding shares of common stock, no par value (collectively the “Shares” and each a “Share”), of Endesa Américas S.A. (“Endesa Américas”) that are held by holders resident in the United States, and

(ii)	all of the outstanding American Depositary Shares (collectively the “ADSs” and each an “ADS”), of Endesa Américas, each representing thirty (30) Shares of Endesa Américas, from all holders, wherever located, for Ch$300 per Share, and Ch$9,000 per ADS, in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the Offer to Purchase, dated as of September 14, 2016, and any amendments or supplements thereto (the “Offer to Purchase”), and in the related Form of Acceptance Letter and ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Simultaneously with the U.S. Offer, Enersis Américas is making an offer in accordance with the tender offer rules of the Republic of Chile to purchase all of the outstanding Shares from all holders of Shares, wherever located, (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as the Shares to be purchased pursuant to the U.S. Offer.

This Schedule TO is filed on behalf of Enersis Américas, Enel S.p.A., an Italian publicly held stock corporation, and its subsidiaries, Enel Iberoamérica, S.R.L., a Spanish limited liability corporation, and Enel Latinoamérica, S.A., a Spanish corporation, which are affiliates of Endesa Américas, the subject company. The information set forth in the Offer to Purchase, including all exhibits thereto, is expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3, except as otherwise set forth below.

This Amendment No. 4 is being filed to provide certain additional information. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, as amended, and the related Form of Acceptance Letter and ADS Letter of Transmittal remains unchanged.

Item 11.	Additional Information

Item 11(c) is hereby amended and supplemented by adding the following:

The information set forth in the Form 6-K of Enersis Américas attached hereto as Exhibit (a)(5)(A) is incorporated herein by reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of September 14, 2016.

(a)(1)(B)*	Form of Acceptance.

(a)(1)(C)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).

(a)(1)(D)*	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of ADS Letter to Clients.

(a)(1)(G)*	Form of Shares Letter to Clients.

(a)(1)(H)*	Form of ADS Notice of Guaranteed Delivery.

(a)(1)(I)*	English translation of Chilean Prospectus (Prospecto).

(a)(1)(J)*	Summary Advertisement, published in the New York Times on September 14, 2016.

(a)(1)(K)*	Supplement to Offer to Purchase, dated as of September 20, 2016.

(a)(1)(L)*	Supplement No. 2 to Offer to Purchase, dated as of September 30, 2016.

(a)(1)(M)*	English translation of Amended and Restated Chilean Prospectus (Prospecto).

(a)(5)(A)	Form 6-K of Enersis Américas dated October 21, 2016.

(c)(1)(A)	Report of Asesorías Tyndall SpA (formerly known as Asesorías Tyndall Limitada), dated August 5, 2016 (incorporated by reference to Annex F from the Registration Statement on Form F-4, as amended, filed by Enersis Américas (Registration No. 333-211405) (the “joint information statement/prospectus”)).

(c)(1)(B)	Presentation materials of Asesorías Tyndall Limitada, dated July 27, 2016 (incorporated by reference to Exhibit (c)(4)(B) from Schedule 13E-3, as amended, filed by Enersis Américas (File No. 005-89569) (the “Schedule 13E-3”)).

(c)(1)(C)	Presentation materials of Asesorías Tyndall Limitada, dated June 29, 2016 (incorporated by reference to Exhibit (c)(4)(C) from the Schedule 13E-3).

(c)(1)(D)	Report of Colin Becker, dated August 5, 2016 (incorporated by reference to Annex D to the joint information statement/prospectus).

(c)(1)(E)	Presentation materials/annexes to the report of Colin Becker, dated August 5, 2016 (incorporated by reference to Exhibit (c)(2)(B) from the Schedule 13E-3).

(c)(1)(F)	Presentation materials of Colin Becker, dated July 27, 2016 (incorporated by reference to Exhibit (c)(2)(C) from the Schedule 13E-3).

(c)(1)(G)	Presentation materials of Colin Becker, dated June 29, 2016 (incorporated by reference to Exhibit (c)(2)(D) from the Schedule 13E-3).

(c)(1)(H)	Presentation materials of Colin Becker regarding company valuations, dated October 30, 2015 (incorporated by reference to Exhibit (c)(2)(E) from the Schedule 13E-3).

(c)(1)(I)	Presentation materials of Colin Becker regarding merger exchange ratios, dated October 30, 2015 (incorporated by reference to Exhibit (c)(2)(F) from the Schedule 13E-3).

*	Previously filed

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 21, 2016

Enersis Américas S.A.

By:	/s/ Luca D’Agnese
Name:	Luca D’Agnese
Title:	Chief Executive Officer

Enel S.p.A.

By:	/s/ Alberto De Paoli
Name:	Alberto De Paoli
Title:	Chief Financial Officer

Enel Iberoamérica, S.R.L.

By:	/s/ Paolo Bondi
Name:	Paolo Bondi
Title:	Chief Financial Officer

Enel Latinoamérica, S.A.

By:	/s/ Paolo Bondi
Name:	Paolo Bondi
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of September 14, 2016.

(a)(1)(B)*	Form of Acceptance.

(a)(1)(C)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).

(a)(1)(D)*	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of ADS Letter to Clients.

(a)(1)(G)*	Form of Shares Letter to Clients.

(a)(1)(H)*	Form of ADS Notice of Guaranteed Delivery.

(a)(1)(I)*	English translation of Chilean Prospectus (Prospecto).

(a)(1)(J)*	Summary Advertisement, published in the New York Times on September 14, 2016.

(a)(1)(K)*	Supplement to Offer to Purchase, dated as of September 20, 2016.

(a)(1)(L)*	Supplement No. 2 to Offer to Purchase, dated as of September 30, 2016.

(a)(1)(M)*	English translation of Amended and Restated Chilean Prospectus (Prospecto).

(a)(5)(A)	Form 6-K of Enersis Américas dated October 21, 2016.

(c)(1)(A)	Report of Asesorías Tyndall SpA (formerly known as Asesorías Tyndall Limitada), dated August 5, 2016 (incorporated by reference to Annex F from the Registration Statement on Form F-4, as amended, filed by Enersis Américas (Registration No. 333-211405) (the “joint information statement/prospectus”)).

(c)(1)(B)	Presentation materials of Asesorías Tyndall Limitada, dated July 27, 2016 (incorporated by reference to Exhibit (c)(4)(B) from Schedule 13E-3, as amended, filed by Enersis Américas (File No. 005-89569) (the “Schedule 13E-3”)).

(c)(1)(C)	Presentation materials of Asesorías Tyndall Limitada, dated June 29, 2016 (incorporated by reference to Exhibit (c)(4)(C) from the Schedule 13E-3).

(c)(1)(D)	Report of Colin Becker, dated August 5, 2016 (incorporated by reference to Annex D to the joint information statement/prospectus).

(c)(1)(E)	Presentation materials/annexes to the report of Colin Becker, dated August 5, 2016 (incorporated by reference to Exhibit (c)(2)(B) from the Schedule 13E-3).

(c)(1)(F)	Presentation materials of Colin Becker, dated July 27, 2016 (incorporated by reference to Exhibit (c)(2)(C) from the Schedule 13E-3).

(c)(1)(G)	Presentation materials of Colin Becker, dated June 29, 2016 (incorporated by reference to Exhibit (c)(2)(D) from the Schedule 13E-3).

(c)(1)(H)	Presentation materials of Colin Becker regarding company valuations, dated October 30, 2015 (incorporated by reference to Exhibit (c)(2)(E) from the Schedule 13E-3).

(c)(1)(I)	Presentation materials of Colin Becker regarding merger exchange ratios, dated October 30, 2015 (incorporated by reference to Exhibit (c)(2)(F) from the Schedule 13E-3).

*	Previously filed